EXHIBIT 99.1

Stantec delivers strong second quarter 2026 results, expands margins and raises adjusted EBITDA outlook for 2026

  Net revenue of $1.8 billion, an increase of 11.5% compared to Q2 2025
  Adjusted EBITDA1 increase of 17.1% to $332.9 million and adjusted EBITDA margin1 of 18.7%, a 90 basis point increase over Q2 2025
  Diluted EPS of $1.32 and adjusted EPS1 of $1.61, up 10.9% and 18.4%, respectively, compared to Q2 2025
  Contract backlog increased to $9.2 billion, up 17.5% year-over-year
  Repurchased 1,667,292 common shares for an aggregate price of $175.9 million in the first two quarters of 2026
  On July 31, 2026 Stantec acquired Niche, a 200-person engineering and environmental consultancy firm in Australia, bolstering its Environmental Services operations.

EDMONTON, Alberta and NEW YORK, Aug. 12, 2026 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable engineering, architecture and environmental consulting, released its second quarter 2026 results today.

In the second quarter, net revenue increased 11.5% year-over-year to $1.8 billion, driven by acquisition growth1 of 7.1%, primarily reflecting strong results from Page in our US operations, and organic growth of 3.7% which was driven primarily by 12.8% organic growth in Global. Second quarter 2026 adjusted EBITDA increased 17.1% or $48.5 million, and adjusted EBITDA margin reached 18.7%, up 90 basis points compared to the second quarter 2025. Stantec delivered diluted earnings per share (EPS) of $1.32 and adjusted EPS of $1.61.

On a year-to-date basis, net revenue increased 10.3% to $3.5 billion, driven by 7.2% acquisition and 3.7% organic growth. All of Stantec's operating regions have achieved organic net revenue growth year-to-date, with Water achieving 13.0% organic net revenue growth. Adjusted EBITDA increased 15.5% to $619.9 million year-to-date, and adjusted EBITDA margin increased 80 basis points over the prior period to 17.8%. Adjusted EPS increased 16.7% to $2.94.

“As reflected in Stantec's second quarter results, strong operational performance, combined with solid growth in our Global region and meaningful contributions from our acquisition of Page, have kept us on track to deliver on our 2026 financial targets,” said Gord Johnston, President and CEO. “The long-term demand drivers of our business remain intact, and with a record backlog of $9.2 billion, we expect to see an acceleration of activity in the second half of 2026.”

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1 Adjusted EPS, adjusted EBITDA, adjusted EBITDA margin and free cash flow to net income are non-IFRS measures; organic growth and acquisition growth are other financial measures (discussed in the Definitions section of Stantec's Q2 2026 Management's Discussion and Analysis).

2026 Outlook

Stantec is reaffirming its 2026 guidance while narrowing and adjusting upward its adjusted EBITDA target for the year.

2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%
Adjusted EBITDA as % of net revenue (note)	17.8% to 18.3%
Adjusted net income as % of net revenue (note)	at or above 9.5%
Adjusted EPS growth (note)	15% to 18%
Adjusted ROIC (note)	above 13%

In setting targets and guidance, Stantec assumed an average value for the US dollar of $1.38, GBP of $1.85, and AU of $0.98 for the remainder of the year. For all other underlying assumptions, see page M-20.

note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of Stantec's Q2 2026 Management's Discussion and Analysis.

The global environment is dynamic, and customer needs continue to evolve, as do public sector policy and investment priorities. While year-to-date results position Stantec favorably to achieve its initial estimate of net revenue growth of 8.5% to 11.5% in 2026, the Company has refined its outlook and now expects organic net revenue growth to be in the mid-single digit range. In the United States, the organic growth in backlog and other customer demand signals support Stantec's continued expectation that results will improve across our business lines and yield mid-single digit organic net revenue growth for the year. In Canada, Stantec also expects organic net revenue growth to improve moderately and achieve mid-single digits by year end, supported by public sector spending plans and continued demand, particularly in our Water and Buildings business lines. Lastly, Stantec continues to expect Global to maintain strong organic net revenue growth in the high-single digits, supported by continued high levels of activity in its Water business under the ongoing Asset Management Program and frameworks, strong demand in Energy & Resources, and positive demand fundamentals across other Global business units.

Stantec's year-to-date results reflect strong margin improvements and effectiveness in managing operating costs, and the Company has refined its estimate of adjusted EBITDA margin accordingly. Stantec expects that adjusted EBITDA margin will reach a record range of 17.8% to 18.3% in 2026, reflecting an increase in the low end of its targeted range from 17.6% to 17.8%, and an increase in the high end of the range from 18.2% to 18.3%. This improvement reflects strong project margins resulting from solid project execution, as well as continued focus on enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of Stantec's high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies.

Overall, Stantec expects to achieve an adjusted net income margin at or above 9.5% of net revenue, an adjusted ROIC greater than 13%, and to deliver 15% to 18% growth in adjusted EPS compared to 2025.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Q2 2026 compared to Q2 2025

Stantec achieved strong second quarter adjusted net income of $182.5 million and adjusted earnings per share of $1.61, reflecting an increase of 18.4%, driven by net revenue growth and strong operational performance.

  Net revenue increased 11.5% or $183.9 million, to $1.8 billion, driven by acquisition growth of 7.1%, which primarily reflects the strong results of Page in Stantec's US operations, and organic growth of 3.7%. Organic growth was driven by Stantec's Global region of 12.8%.
  Project margin increased 12.3% or $106.0 million, to $970.7 million as a result of net revenue growth and solid project execution. Project margin, as a percentage of net revenue, increased by 30 basis points to 54.5%.
  Adjusted EBITDA increased 17.1% or $48.5 million, to $332.9 million. Adjusted EBITDA margin was 18.7%, an increase of 90 basis points compared to Q2 2025. The growth in margin was primarily due to the increase in net revenue, solid project margin, and lower administrative and marketing expenses as a percentage of net revenue, reflecting our focus on efficient management of operations and optimization of discretionary spending.
  Net income increased 11.0% or $14.9 million, to $150.3 million, and diluted EPS increased 11.0%, or $0.13, to $1.32, mainly due to net revenue growth and solid project margin, and, as a percentage of net revenue, a 110 basis point reduction in administrative and marketing expenses, partly offset by impairment recorded on lease assets and higher amortization of intangible assets as a result of Stantec's recent acquisitions.
  Adjusted net income grew 18.0% or $27.8 million, to $182.5 million, achieving 10.2% of net revenue—an increase of 50 basis points compared to Q2 2025. Adjusted EPS increased 18.4% or $0.25, to $1.61.
  Contract backlog grew to $9.2 billion at June 30, 2026, achieving a 17.5% year over year increase, which included 7.8% acquisition growth and 7.0% organic growth. Notably, Stantec's acquisition of Page contributed to over 40% backlog growth in its Buildings business. Additionally, organic growth was achieved in all regions, driven primarily by nearly 25% organic growth in its Global region and over 10% organic growth in its Water business. Contract backlog represents approximately 13 months of work.
  Cash flows from operations were $118.6 million, which was a decrease of $15.4 million compared to Q2 2025. This reflects required investment in net working capital as a result of revenue growth.
  Days sales outstanding (DSO) was 75 days, an increase of two days compared to Q2 2025 and within Stantec's target of 75 days.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2026 remained at 1.3x, within Stantec's internal target range of 1.0x to 2.0x.
  On July 31, 2026 Stantec acquired Niche, a 200-person engineering and environmental consultancy firm in Australia, bolstering its Environmental Services operations.
  On August 12, 2026, Stantec's Board of Directors declared a dividend of $0.245 per share, payable on October 15, 2026, to shareholders of record on September 29, 2026.

Year-to-date Q2 2026 compared to year-to-date Q2 2025

  Net revenue increased 10.3% or $325.2 million, to $3.5 billion, driven by acquisition growth of 7.2%, which primarily reflects strong results of Page in Stantec's US operations, and organic growth of 3.7%. Organic growth was driven by Stantec's Global region of 10.4% combined with modest growth in Canada and the United States. The largest driver of organic growth was a 13.0% increase in net revenue from Stantec's Water business.
  Project margin increased $176.6 million or 10.3%, to $1.9 billion. As a percentage of net revenue, project margin remained consistent with the prior year at 54.2%.
  Adjusted EBITDA increased $83.2 million or 15.5%, to $619.9 million. Adjusted EBITDA margin increased by 80 basis points over the prior period to 17.8%, primarily due to lower administrative and marketing expenses as a percentage of net revenue, reflecting Stantec's focus on efficient management of operations and optimization of discretionary spending.
  Net income increased 10.9% or $25.6 million, to $261.1 million, and diluted EPS increased 11.2%, or $0.23, to $2.29, mainly due to higher net revenue and lower administrative and marketing expenses as a percentage of net revenue partly offset by higher amortization of intangible assets and lease asset impairment.
  Adjusted net income grew 16.4% or $47.2 million, to $334.7 million, achieving 9.6% of net revenue—an increase of 50 basis points—and adjusted EPS increased 16.7%, or $0.42, to $2.94.
  Cash flows from operations were $116.3 million, a decrease of $118.4 million compared to the prior year. This reflects the required investment in net working capital as a result of revenue growth and the impacts of the Page integration in Q1 2026.

Q2 2026 Financial Highlights

	For the quarter ended June 30,
	2026		2025
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,228.0	125.1%	1,964.3	123.0%
Net revenue	1,780.6	100.0%	1,596.7	100.0%
Direct payroll costs	809.9	45.5%	732.0	45.8%
Project margin	970.7	54.5%	864.7	54.2%
Administrative and marketing expenses	648.2	36.4%	598.3	37.5%
Depreciation of property and equipment	18.1	1.0%	17.3	1.1%
Depreciation of lease assets	35.3	2.0%	31.1	1.9%
Net impairment (reversal) of lease assets	12.9	0.7%	(0.8)	(0.1%)
Amortization of intangible assets	40.3	2.3%	31.3	2.0%
Net interest expense and other net finance expense	27.0	1.5%	21.2	1.3%
Other income	(11.2)	(0.6%)	(12.8)	(0.7%)
Income taxes	49.8	2.8%	43.7	2.7%
Net income	150.3	8.4%	135.4	8.5%
Basic and diluted earnings per share (EPS) (note)	1.32	n/m	1.19	n/m
Adjusted EBITDA (note)	332.9	18.7%	284.4	17.8%
Adjusted net income (note)	182.5	10.2%	154.7	9.7%
Adjusted EPS (note)	1.61	n/m	1.36	n/m
Dividends declared per common share	0.245	n/m	0.225	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section of the Q2 2026 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q2 2026	Q2 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	403.2	393.7	9.5	—	n/a	9.5	2.4%
United States	924.5	819.6	104.9	105.1	(0.2)	—	—%
Global	452.9	383.4	69.5	8.8	11.4	49.3	12.8%
Total	1,780.6	1,596.7	183.9	113.9	11.2	58.8
Percentage Growth			11.5%	7.1%	0.7%	3.7%

Backlog

Backlog by Reportable Segment - June 30, 2026 vs June 30, 2025
(In millions of Canadian dollars, except percentages)	Jun 30, 2026	Jun 30, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,862.4	1,786.6	75.8	—	—	75.8	4.2%
United States	5,465.9	4,584.7	881.2	598.6	174.4	108.2	2.4%
Global	1,908.0	1,490.5	417.5	11.9	37.6	368.0	24.7%
Total	9,236.3	7,861.8	1,374.5	610.5	212.0	552.0
Percentage Growth			17.5%	7.8%	2.7%	7.0%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, August 13, 2026, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s second quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, free cash flow to net income, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q2 2026 Management’s Discussion and Analysis, available on SEDAR+ at sedarplus.ca, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2026 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2026 Outlook and Annual Targets are provided in the Company’s 2025 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, economic downturns, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and six month periods ended June 30, 2026, there has been no significant change in the risk factors from those described in Stantec's 2025 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2025 Annual Report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is also available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS financial measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	150.3	135.4
Add back:
Income taxes	49.8	43.7
Net interest expense	26.5	20.7
Net impairment of lease assets (note 1)	10.1	0.1
Depreciation and amortization	93.7	79.7
Unrealized (gain) loss on equity securities	(9.8)	(7.9)
Acquisition, integration, and restructuring costs (note 4)	12.3	12.7
Adjusted EBITDA	332.9	284.4

	For the quarter ended June 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025
Net income	150.3	135.4
Add back after tax:
Net impairment of lease assets (note 1)	7.6	0.1
Amortization of intangible assets related to acquisitions (note 2)	22.7	15.7
Unrealized (gain) loss on equity securities (note 3)	(7.4)	(6.1)
Acquisition, integration, and restructuring costs (note 4)	9.3	9.6
Adjusted net income	182.5	154.7
Weighted average number of shares outstanding - diluted	113,560,104	114,066,995
Adjusted earnings per share	1.61	1.36

See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net impairment of lease assets includes onerous contract provisions related to the lease agreements associated with underutilized office space for the quarter ended June 30, 2026 of $(2.8) (2025 - $0.9) and for the two quarters ended June 30, 2026 of $(2.4) (2025 -$0.9). For the quarter ended June 30, 2026, this amount is net of tax of $2.5 (2025 - nil). For the two quarters ended June 30, 2026, this amount is net of tax of $2.5 (2025 - nil).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2026, this amount is net of tax of $7.6 (2025 - $5.1). For the two quarters ended June 30, 2026, this amount is net of tax of $15.6 (2025 -$9.6).

note 3: For the quarter ended June 30, 2026, this amount is net of tax of $(2.4) (2025 - $(1.8)) and for the two quarters ended June 30, 2026, this amount is net of tax of $(0.5) (2025 - $0.2).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring activities. For the quarter ended June 30, 2026, this amount is net of tax of $3.0 (2025 - $3.1) and for the two quarters ended June 30, 2026, this amount is net of tax of $6.3 (2025 - $6.3).